Exhibit 99.5
GOGL – Transition of Chief Financial Officer

Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (“Golden Ocean” or the “Company“) today announced that Mr. Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, has submitted his notice of resignation. Mr. Heiberg has held this position since April 2016 and has worked for the company in various capacities since July 2005.

The Company also announced that Peder Simonsen has been appointed as the new CFO of Golden Ocean Management AS. Mr. Simonsen was most recently the Chief Financial Officer and Interim Chief Executive Officer of Avance Gas AS. Prior to joining Avance Gas AS in 2014, he was First Vice President at Nordea Bank Norge ASA, where he worked with numerous large shipping and offshore companies.
Mr. Ulrik Andersen, Chief Executive Officer of Golden Ocean Management AS commented: "Per has made a huge contribution to the growth and success of Golden Ocean, and we wish him the very best in his future. Per is departing the Company on the best of terms and will remain with the Company until such time as a smooth transition of his responsibilities has been completed. We are delighted that Peder Simonsen is joining our team. He is a proven CFO with a superior track record of delivering results and creating value and is a strong addition to our executive management team.”

Mr. Heiberg commented: “I have had the pleasure to work for Golden Ocean and contribute to the Company’s growth over the last 15 years and through most of its history. That has been a fantastic journey, and I will take with me many fond memories of our collective accomplishments. I am pleased to be departing the Company at time when it is solid financially and well positioned for the future.”

Mr. Simonsen commented: “I am pleased to join Golden Ocean, one of the world’s largest dry bulk companies. I hope to help the Company build upon its strong track record of success at a time when the dry bulk market has turned the corner and should benefit from recovering demand and a swift slowdown in fleet growth. The Company has a well-managed balance sheet, which we expect to enhance further in the coming year. “

About Golden Ocean

Golden Ocean, a leading dry bulk shipping company, owns or controls a modern fleet of 78 vessels with an average age of approximately 6 years. The Company is one of the largest publicly listed owners of Capesize vessels and has a leading position in the ice class Panamax vessel niche. Golden Ocean is listed on the NASDAQ and Oslo Stock Exchange under the symbol ‘GOGL’.

September 07, 2020

The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

For further queries, please contact:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53